
January 6, 2023

Erez Raphael
Chief Executive Officer
DarioHealth Corp.
18 W. 18th St, 5th Floor
New York, New York 10011

      Re: DarioHealth Corp.
           Registration Statement on Form S-3
           Filed December 30, 2022
           File No. 333-269092

Dear Erez Raphael:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ron Ben-Bassat, Esq.